                  -------------------------------------------
                  -------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               DRAVO CORPORATION
                           (Name of Subject Company)

                             DLC ACQUISITION CORP.,
                          a wholly owned subsidiary of
                              CARMEUSE LIME, INC.
                                 CARMEUSE S.A.
                                LVI HOLDING N.V.
                                  LAFARGE S.A.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of class of securities)
                            ------------------------
                                   261471106
                     (CUSIP number of class of securities)
                            ------------------------

SUZANNE E. RITZLER, ESQ.                                                 ANDRE-GILLES TAITHE
EXECUTIVE VICE PRESIDENT                                               SENIOR VICE PRESIDENT
CARMEUSE LIME, INC.                                                             LAFARGE S.A.
390 EAST JOE ORR ROAD                                             61 RUE DES BELLES-FEUILLES
CHICAGO HEIGHTS, ILLINOIS 60411                                         75116 PARIS - FRANCE
(708) 757-1240                                                          011-31-1-44-34-11-11
(Name, address and telephone number of                (Name, address and telephone number of
person authorized to receive notices and            person authorized to receive notices and
communications on behalf of bidders other than     communications on behalf of Lafarge S.A.)
Lafarge S.A.)

WITH A COPY TO:                                                              WITH A COPY TO:

MICHAEL E. BLOUNT, ESQ.                                               CHRISTOPHE BOURGNINAUD
SEYFARTH, SHAW, FAIRWEATHER & GERALDSON                                    LAFARGE MATERIAUX
55 EAST MONROE, SUITE 4200                                                    DE SPECIALITES
CHICAGO, ILLINOIS 6060319                                             PLACE DE LA RESISTANCE
(312) 346-8000                                                     92446 ISSY LES MOULINEAUX
                                                                                      FRANCE
                                                                      011 - 33-1-41-17-18-14

                               SEPTEMBER 21, 1998
                            ------------------------
      DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS

--------------------------------------------------------------------------------

     CUSIP No. 261471106                         14D-1

--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
     DLC Acquisition Corp.
     36-4248543

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a member of a Group

     (a) / /
     (b) /x/

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds
          AF, BK, OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                               / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Pennsylvania
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person
     None
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                               / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)
     0.0%
--------------------------------------------------------------------------------
10.  Type of Reporting Person

          CO
--------------------------------------------------------------------------------

================================================================================
     CUSIP No. 261471106                         14D-1

--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
     Carmeuse Lime, Inc.
     36-3933140
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a) / /
     (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
          AF, BK, OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(e) or 2(f)
                                                       / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     None
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                       / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     0.0%
--------------------------------------------------------------------------------
10.  Reporting Person

          HC and CO
--------------------------------------------------------------------------------

================================================================================

     CUSIP No. 261471106 14D-1

--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
     Carmeuse S.A.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a member of a Group

                         (a) / /
                         (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
          BK, OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                       / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Belgium
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person
     None
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                       / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)
     0.0%
--------------------------------------------------------------------------------
10.  Type of Reporting Person

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     CUSIP No. 261471106 14D-1

--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
     LVI Holding N.V.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a member of a Group

                         (a) / /
                         (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
          AF, BK, OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                            / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Netherlands
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person
     None
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                            / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)
     0.0%
--------------------------------------------------------------------------------
10.  Type of Reporting Person

          HC and CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     CUSIP No. 261471106                         14D-1

--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
     Lafarge S.A.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a member of a Group

                         (a) / /
                         (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
          OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                            / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     France
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person
     None
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                            / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)
     0.0%
--------------------------------------------------------------------------------
10.  Type of Reporting Person

          CO
--------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated September 21, 1998, as amended ("Schedule 14D-1"), filed by DLC Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned direct subsidiary of Carmeuse Lime, Inc. ("Parent"), a Delaware corporation and indirect subsidiary of LVI Holding N.V., a Dutch corporation ("LVI"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $1.00 par value (the "Shares"), of Dravo Corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $13.00 per Share, in cash.


ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented as follows:

     (a)-(d); (g) This Schedule 14D-1 is being filed by Purchaser, Parent, LVI, Carmeuse S.A. ("Carmeuse SA") and Lafarge S.A. ("Lafarge"). Parent is a wholly owned direct subsidiary of Carmeuse North America, B.V., a Dutch corporation ("Carmeuse NA"), which is a wholly owned direct subsidiary of Carfin, S.A., a Belgian corporation ("Carfin"). Carfin is a direct subsidiary of LVI. Carmeuse SA, a Belgian corporation, is an affiliate of Purchaser and Parent and is the guarantor of the obligations of Purchaser and Parent under the Agreement and Plan of Merger, dated as of September 15, 1998, among Purchaser, Parent and the Company. Lafarge is a French corporation, the principal executive offices of which are located at 61 Rue des Belles-Feuilles, 75116 Paris, France. The telephone number of Lafarge at such offices is 011-33-1-44-34-11-11. Lafarge is a worldwide manufacturer and marketer of cement and construction materials. The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Certain Information Concerning Purchaser, Parent, Carmeuse NA, Carfin, LVI, and Carmeuse SA," and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference. The information contained in Schedule I of the Offer to Purchase is hereby supplemented as follows:

     4. DIRECTORS AND EXECUTIVE OFFICERS OF CARMEUSE SA. Set forth below is the name, current business address, citizenship and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Carmeuse SA. Unless otherwise indicated, each person identified below is employed by Carmeuse SA or its affiliates, and has been employed by Carmeuse SA or its affiliates, in positions of increasing responsibility, for the past five years. The principal address of Carmeuse SA, and unless otherwise indicated below, the current business address for each individual listed below is Parc Scientifique Athena, Boulevard de Lauzelle 65, 1348 Louvain-la-Neuve Nord, Belgium. Except as otherwise noted below, each such person is a citizen of Belgium. Directors are identified by an asterisk.

                NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS

Dominique Collinet*                    Chairman of Carmeuse SA and The
                                       Carmeuse Group; Director of Compagnie
                                       Generale Mosane, S.A., Spadel, S.A.
                                       and Banque Brussels Lambert, S.A.

Yves R. Collinet*                      Vice President - Technical of Carmeuse
                                       SA; Vice President-Technical of The
                                       Carmeuse Group


Jacques A. Germay*                     Chairman of Parent and Purchaser;
47 Rue de L'Abbaye                     Chief Executive Officer of Alpha S.A.
4432 Alleur
Belgium



Yves Willems*                          Vice President of Parent and
                                       Purchaser; Managing Director of
                                       Carmeuse Coordination Center, S.A.;
                                       Chief Financial Officer of The
                                       Carmeuse Group; Director of Coil, S.A.

Jean Denoel*                           Vice President - Operations of The
                                       Carmeuse Group

Jacques-Bernard De Jongh*              General Secretary of The Carmeuse Group

Gerard Lob*                           President - West Europe of Carmeuse
                                       SA; President - West Europe of The
                                       Carmeuse Group; Managing Director of
                                       How To, S.A.


Guy del Marmol*                        Retired; formerly Vice President -
Le Petit Bois 3                        Marketing and Sales of Carmeuse SA
4500 Tihange (Huy)
Belgium

5. DIRECTORS AND EXECUTIVE OFFICERS OF LAFARGE. Set forth below is the name, current residence or business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Lafarge.


                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE
              NAME               YEARS

Lord Blackenham                  Director of Lafarge since 1997; Director of
1 St. Leonard's Studios          Sotheby's Holdlings Inc (1334 York Avenue, New
Smith Street                     York, New York 10021--International auction
London SW3 4EN                   house) since 1987; Member of the International
England                          Advisory Board of the Toshiba Corporation (1-1
Citizen of the United Kingdom    Shibaura 1-chome, Minato-ku, Tokyo 105,
                                 Japan--Manufacturer of electronic equipment) since 1997; Director of Leocot (Pvt) Ltd (c/o
                                 Alexander Katz Associates, 170 Chinhoyi Street,
                                 Nr Samor Machel Avenue, PO Box 5, Harare,
                                 Zimbabwe--Investments) since 1990; Chairman of
                                 Pearson plc (3 Burlington Gardens, London W1X
                                 1LE, England--Media and investment banking) from 1983 until 1997; Chairman of the Financial
                                 Times Group Ltd (One Southwark Bridge, London
                                 SE1 9HL--Newspaper and financial information provider) from 1984 until 1996; Director of Lazard Brothers & Co. Ltd (21 Moorfields,
                                 London EC2P 2HT--Investment banking) from 1975 until 1997; Director of Pearson Management
                                 Services Ltd, Pearson Services Ltd, Whitehall
                                 Securities Corporation Ltd and Whitehall Trust, all subsidiaries of Pearson plc, all ending in 1996 or 1997; Chairman of MEPC plc (Nations
                                 House, 103 Wigmore Street, London W1H 9AB,
                                 England--Commercial real estate) from 1993 until 1998.

Michael M.  Bon                    Director of Lafarge since 1993; Chairman and
France Telecom                     Chief Executive Officer of France Telecom
6, place d'Alleray                 (Telecommunications) since 1995; Director of
75015 Paris                        Sprint Corp. (Kansas City,
France                             Missouri--Telecommunications); Director of
Citizen of France                  SONAE Investimentos (Portugal); Director of
                                   Deutsche Telekom (Bonn, Germany--Telecommuni-cations); Director of Groupe Bull
                                   (France--Information Technology); Director of
                                   Air Liquide (75, quai d'Orsay, 75007 Paris,
                                   France--Gas); Director of Sonapar; Director of Grand Vision; Chief Executive Officer of
                                   Agence Nationale pour l'Emploi
                                   (France--Employment) from 1993 until 1995.

Bertrand P. Collomb                Chairman since 1987 and Chief Executive
Lafarge                            Officer of Lafarge since 1989; Director of
61, rue des Belles-Feuilles        Canadian Imperial Bank of Commerce (Commerce
75116 Paris                        Court, Toronto, M5L1A2, Ontario,
France                             Canada--Banking); Director of Elf-Aquitaine
Citizen of France                  (Tour Elf, Cedex 45, 92078 Paris, La Defense,
                                   France--Energy, chemicals and
                                   pharmaceuticals); Director of Credit
                                   Commercial de France (103, avenue des Champs
                                   Elysees, 75008, Paris--Banking).

Alain B. Crouy                     Head of the Aluminates, Lime and Admixtures
Lafarge Aluminates                 activities of the Lafarge group; Chairman and
28, rue Emile Menier               Chief Executive Officer of Lafarge Paints
75782 Paris Cedex 16               (71, boulevard du General Leclerc, 92583
France                             Clichy Cedex, France) from July 1995 until
Citizen of France                  February 1998; Head of Paints and
                                   International Development at Lafarge New
                                   Materials (17 ter, rue de la Vanne, 92542
                                   Montrouge, France) from October 1993 until
                                   July 1995.

Guilherme A. Frering                    Director of Lafarge since 1997; Chairman
Av. Rio Branco, 85-7  Andar             of Caemi Mineracao e Metalurgia S.A.
20040-004 Rio de Janeiro, RJ            (Praia de Botafogo, 300, 8  Andar,
Brazil                                  22259-900, Rio de Janeiro, RJ,
Citizen of Brazil                       Brazil--Iron ore mining, kaolin mining
                                        and railroad transportation) since 1988;
                                        Chairman of Jari Celulose S.A. (Rua do
                                        Mercado 17, 11th floor, 20010-120, Rio
                                        de Janeiro, RJ, Brazil--Pulp production) since 1993; Chairman of Cimento Maua
                                        S.A. (Av. Almirante Barroso, 52, 15th
                                        floor, 20031-000 Rio de Janeiro, RJ,
                                        Brazil--Cement) from April 1994 until
                                        April 1997; Director of S.A. White
                                        Martins (Rua Mayrink Veiga, 9, 26th
                                        floor, 20090 Rio de Janeiro, RJ,
                                        Brazil--Oxygen and other industrial
                                        gases) since 1991; Director of ALCOA
                                        Aluminio S.A. (Av. Maria Coelho Aguiar,
                                        215 Bl. C, 4 Degrees Andar, Sao Paulo,
                                        SP, 05804-900, Brazil--Aluminum
                                        smelting and processing).

Patrice le Hodey                        Director of Lafarge since 1987; Vice
25, avenue du Marechal                  Chairman of IPM (127, boulevard Emil
1180 Brussels                           Jacqmain, B1000 Brussels,
Belgium                                 Belgium--Newspaper publishing); Chairman
Citizen of Belgium                      of Derouck (91/93, rue Navez, 1030
                                        Brussels, Belgium--Map publishing) since
                                        1997; Director of RTL-TVI (1 rue Ariane,
                                        Brussels, Belgium--Television) ; Vice
                                        Chairman of Agence Bella (Rue Pelletier,
                                        Brussels, Belgium--News agency).

Bernard Isautier                        Director of Lafarge since 1989; Director
Chauvco Resources International         of Fracmaster (355-4 Avenue, S.W.,
Royal Albert House                      Calgary, Alberta, Canada--Energy) since
Sheet Street                            April 1996; Director of Hurricane
Windsor SL4 1BE                         Hydrocarbons 300-4R Avenue S.W.,
Berkshire, England                      Calgary, Alberta, Canada--Energy) since
Citizen of France                       February 1996; Director of Firan
                                        Corporation (353, Iroquois Shore Road,
                                        Oaxville, Ontario, Canada) since April
                                        1996; President of Canadian Occidental
                                        Petroleum (635, B Avenue S.W., Calgary,
                                        Canada--Energy) from May 1993 until
                                        December 1995.

Alain A. Joly                           Director of Lafarge since 1983; Chairman
Air Liquide                             and Chief Executive Officer of Air
75, quai d'Orsay                        Liquide (Gas) since May 1995; Director
75007 Paris                             of the Banque Nationale de Paris (16,
France                                  boulevard des Italiens, 75009
Citizen of France and Canada            Paris--Banking) since 1995; Director of
                                        Inesse (96, boulevard Haussman, 75016
                                        Paris, France) from May 1991 until May
                                        1995.

Bernard L. Kasriel                 Director of Lafarge since 1989; Vice-Chairman
Lafarge                            and Chief Operating Officer of Lafarge;
61, rue des Belles-Feuilles        Vice-Chairman of Lafarge Corporation (Reston,
75116 Paris                        Virginia--Construction materials); Director
France                             of Sonoco Products Company (Hartsville, South
Citizen of France                  Carolina--Packaging) ; Director of Elyo
                                   (Paris, France); Director of other
                                   subsidiaries of Lafarge.

Jean Keller                        Director of Lafarge since 1998; Otherwise
23, avenue Le Notre                currently retired; Financial Officer of
92420 Vaucresson                   Lafarge Ciments (5, boulevard Louis Loucheur,
France                             92214 Saint Cloud, France--Cement).
Citizen of France

Raphael de Lafarge                 Director of Lafarge since 1982; Accountant
28, quai Claude Bernard            with Ste. Achats Service Investissement (254,
69007 Lyon                         rue Fourny, 78530 Buc, France); Director of
France                             Borgey SA (18, rue Royale, 69001 Lyon,
Citizen of France                  France) since November 1989.

Bruno Lafont                       Executive Vice President, Gypsum (Head of the
Lafarge                            gypsum division), of Lafarge since 1998;
61, rue des Belles-Feuilles        Executive Vice President, Finance, of
75116 Paris                        Lafarge, from April 1995 until September
France                             1998; Chief Financial Officer of Lafarge from
Citizen of France                  August 1994 until March 1995; Group Director
                                   in Turkey for Lafarge from July 1990 until July 1994.

Olivier Lecerf                     Director since 1971, and Honorary Chairman of
Lafarge                            Lafarge; President of Financiere Lafarge (61,
61, rue des Belles-Feuilles        rue des Belles-Feuilles, 75116 Paris, France)
75116 Paris                        since 1991; Director of L'Oreal (41, rue
France                             Martre, Clichy, France--Cosmetics) since
Citizen of France                  1990; President of Sicau St.Honore Marches
                                   Emergents (Paris, France--Investment) since
                                   1996; Director of Saint Gobain (Courbevoie,
                                   France--Industrial Materials) since 1993;
                                   Director of Sabelfi (Brussels, Belgium) since
                                   1997; Member of the Advisory Board of Morgan
                                   Stanley Dean Witter (New York, New
                                   York--Financial services) since 1991.

Jacques Lefevre                    Director of Lafarge since 1989; Vice Chairman
Lafarge                            and Chief Operating Officer of Lafarge since
61, rue des Belles-Feuilles        January 1995; Managing Director of Lafarge
75116 Paris                        from June 1989 until December 1994.
France
Citizen of France

Olivier Legrain                         Executive Vice President, Specialty
Lafarge                                 Products, for Lafarge, since 1994;
61, rue des Belles-Feuilles             Executive Vice President of Rhone
75116 Paris                             Poulenc Chimie (Courbevoie,
France                                  France--Chemicals), until 1993.
Citizen of France

Robert W. Murdoch                       Director of Lafarge since 1983; Director
706 South Union Street                  of Lafarge Corp. (11130 Dunaise Valley
Alexandria, Virginia 22314              Drive, Reston, Virginia--Constructi on
Citizen of Canada                       materials) since April 1987; Director of
                                        Usinor S.A. (11-13 Cours Valmy TSA,
                                        10001 La Defense, France--Steel) since
                                        October 1995; Director of Sierra Systems
                                        (1177 West Hastings Vancouver, B.C. V6E
                                        2K3 Canada--Information technology)
                                        since March 1998; Director of Graymont
                                        Ltd Holding Co. (215 Shell Bridge Way,
                                        Richmond B.C. Canada V6C 2W8--Lime
                                        construction materials waste) from June
                                        1994 until April 1998; Director of Power
                                        Asia Capital Ltd Holding Co. (Clarendon
                                        House 2 Church Street, PO Box HM 1022,
                                        Hamilton HM DX, Bermuda--Asian
                                        infrastructure) since January 1998;
                                        Director of Power Pacific Corp. Ltd
                                        (2004 Central Plaza, 18 Harbour Road,
                                        Wanchai, Hong Kong) since May 1985.

Lindsay Owen-Jones                      Director of Lafarge since 1993; Chairman
L'Oreal                                 and Chief Executive Officer of L'Oreal
41, rue Martre                          (Cosmetics); Chairman of the Board of
92117 Clichy Cedex                      Cosmair Inc. USA (New York--Cosmetics);
France                                  Director of the Banque Nationale de
Citizen of the United Kingdom           Paris (16, boulevard des Italiens, 75009
                                        Paris--Banking); Director of Air Liquide
                                        (75, quai d'Orsay, 75007 Paris,
                                        France--Gas); President of L'Oreal UK
                                        Ltd.; Director of Gesparal; Director of
                                        Marie-Claire Album; Director of Biotherm
                                        Monaco; Director of Sofamo Monaco;
                                        Director of Saipo Italie; Director of
                                        Geral Inc U.S.A.; President and delegate
                                        Director of L'Oreal Japan Ltd until
                                        1996; Director of Nihon L'Oreal KK until
                                        1996; Director of Cosmefrance until
                                        1996; Director of CIRD until 1995;
                                        Director of Galderma Laboratories  until
                                        1995; Chairman of Jeanne Lanvin
                                        (France--Fashion) until 1994; Director
                                        of Galderma Pharma SA until 1993;
                                        Representative of L'Oreal to the Board
                                        of Interedi until 1993.

Michel J.D. Pebereau                    Director of Lafarge since 1991; Chief
Banque Nationale de Paris               Exeuctive Officer of Banque Nationale de
16, boulevard des Italiens              Paris (Banking) since May, 1993;
75009 Paris                             President of Compagnie d'Investissements
France                                  de Paris (Investment) since October
Citizen of France                       1993; Director of C.E.P. Communication
                                        from October 1986 until September, 1997;
                                        Director of S.A. des Galeries Lafayette
                                        (Retail) since June 24, 1988; Director
                                        of Saint Gobain (Courbevoie,
                                        France--Industrial Materials) since
                                        September 1993; Member of the
                                        Supervisory Board of Compagnie Bancaire
                                        (France--Banking) from October, 1993
                                        until March 1996; Director of Elf
                                        Aquitaine (Tour Elf, Cedex 45, 92078
                                        Paris, La Defense, France--Energy,
                                        chemicals, pharmaceuticals) since June
                                        24, 1994; Director of U.A.P.
                                        (France--Insurance) from June, 1994
                                        until January, 1997; Member of
                                        Supervisory Board of AXA-U.A.P
                                        (France--Insurance) since January, 1997;
                                        Member of Supervisory Board of Dresdner
                                        Bank AG (Germany--Banking) since May,
                                        1997; Director (as BNP representative)
                                        of Lagardere Group (France--Media and
                                        Technology) from October 1993 until
                                        December 1996; Director (as BNP
                                        representative) of Rhone Poulenc
                                        (Courbevoie, France--Chemicals,
                                        pharmaceuticals) from December, 1993
                                        until December, 1996; Director (as BNP
                                        representative) of Sovac from December,
                                        1993 until December, 1995; Director (as
                                        BNP representative) of Renault
                                        (France--Automotive) since March, 1995;
                                        Member of the Supervisory Board (as BNP
                                        representative) of Banexi
                                        (France--Banking) since July, 1993;
                                        Chairman of the Institut d'Etudes
                                        Politiques de Paris; Director of A.F.B.

     (e)-(f) During the last five years, none of Purchaser, Parent, Carmeuse NA, Carfin, LVI, Carmeuse SA or Lafarge or any persons controlling Purchaser, nor, to the best knowledge of Purchaser, Parent, LVI, Carmeuse SA and Lafarge, respectively, any of the persons listed in this Item 2 or on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     Item 3 is hereby amended to reflect that Mr. Alain R. Crouy is Head of the Aluminates, Lime and Admixtures activities of the Lafarge Group.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 is hereby amended as follows:

     In connection with the Lafarge Facility (as defined in "THE TENDER OFFER - Source and Amount of Funds" in the Offer to Purchase), Carmeuse SA has assigned its right to receive funds under the Lafarge Facility to Carmeuse NA, and Carmeuse NA will advance the funds under the Lafarge Facility to Parent.

ITEM 10. ADDITIONAL INFORMATION

     (c) CFIUS, on October 16, 1998, notified Parent that, in connection with the notice filed by Parent with CFIUS under the Exon-Florio Amendment, CFIUS had determined that there were no issues of national security sufficient to warrant investigation, and therefore action by CFIUS was concluded with respect to the proposed transaction.

     (f)(1) The net worth of Lafarge is significantly in excess of the maximum amount Lafarge may be required to fund to Carmeuse SA (or its asignee, Carmeuse
NA) pursuant to the Lafarge Facility.

     (f)(2) On October 15, 1998, the Company received from the Prudential Insurance Company of America ("Prudential") a notice of conversion with respect to the 150,000 shares of Series D Cumulative Convertible, Exchangeable Preferred Stock (the "Prudential Preferred Stock") of the Company. Prudential elected to exercise its right to convert the Prudential Preferred Stock into 1,200,000 Shares and is expected to tender its Shares pursuant to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (c)(3) North American Memorandum of Understanding (English Translation), dated June 3, 1998, between LVI and Lafarge. Confidential portions of the Memorandum of Understanding have been omitted pursuant to Rule 24b-2. Copies of the omitted portions have been filed with the Securities and Exchange Commission in accordance with Rule 24b-2.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 1998

                               DLC ACQUISITION CORP.

                               By: /s/ Suzanne E. Ritzler

                                       Name: Suzanne E. Ritzler
                                       Title: Secretary

                               CARMEUSE LIME, INC.

                               By: /s/ Suzanne E. Ritzler

                                       Name: Suzanne E. Ritzler
                                       Title: Executive Vice President


                               LVI HOLDING N.V.

                               By: /s/ Jan de Niet

                                       Name: Jan de Niet
                                       Title: Managing Director


                               CARMEUSE S.A.

                               By: /s/ Dominique Collinet

                                       Name: Dominique Collinet
                                       Title: Chairman


                               LAFARGE S.A.

                               By: /s/ Jean-Pierre Cloiseau

                                       Name: Jean-Pierre Cloiseau
                                       Title: Senior Vice President - Finance